EX-99.1
Response to the Requested Disclosure from KRX
regarding POSCO’s investment plan in China
     POSCO is reviewing the investment expansion opportunities in steel sector by establishing a new plant or acquiring the shares of a steel company in China. However, nothing has been determined yet. When any other decision is made, the disclosure will be made within 6 months.
     Date of diclosure related with: April 6, 2007